As filed with the Securities and Exchange Commission on December 23, 1999

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549
                          ---------------------
                              SCHEDULE 13E-3
                     RULE 13E-3 TRANSACTION STATEMENT
    (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                         THE KROLL-O'GARA COMPANY
                           (Name of the Issuer)

                         THE KROLL-O'GARA COMPANY
                       KROLL-O'GARA HOLDINGS, INC.
                          KER ACQUISITION, INC.
                              JULES B. KROLL
                           MICHAEL G. CHERKASKY
                          BCP/KROG MERGER CORP.
                   BCP/KROG ACQUISITION COMPANY L.L.C.
        BLACKSTONE CAPITAL PARTNERS III MERCHANT BANKING FUND L.P.
              BLACKSTONE OFFSHORE CAPITAL PARTNERS III L.P.
            BLACKSTONE FAMILY INVESTMENT PARTNERSHIP III L.P.
               BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.
                   (Name of Person(s) Filing Statement)

               COMMON STOCK, PAR VALUE $.01 PER SHARE
                      (Title of Class of Securities)
                                 50105018
                  (CUSIP Number of Class of Securities)

                          ---------------------

Jules B. Kroll                                          Robert L. Friedman
Chief Executive Officer      Michael G. Cherkasky       BCP/KROG Merger Corp.
and Chairman of the Board    President and Chief        BCP/KROG Acquisition
The Kroll-O'Gara Company     Operating Officer          Company L.L.C.
President                    Kroll Associates, Inc.     Blackstone Capital
KER Acquisition, Inc.        President                  Partners III
900 Third Avenue             Kroll-O'Gara Holdings,     Merchant Banking
New York, New York  10022    Inc.                       Fund L.P.
(212) 832-2798               900 Third Avenue           Blackstone Offshore
                             New York, New York  10022  Capital Partners III
                             (212) 832-2798             L.P.
                                                        Blackstone Family
                                                        Investment
                                                        Partnership III L.P.
                                                        Blackstone
                                                        Management Associates
                                                        III L.L.C.
                                                        c/o Blackstone
                                                        Management Partners
                                                        III L.L.C.
                                                        345 Park Avenue --
                                                        31st  Floor
                                                        New York, New York
                                                        10154
                                                        (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                          ---------------------

                               Copies to:

Peter S. Kolevzon, Esq.                     Ron Hopkinson, Esq.
Kramer Levin Naftalis & Frankel LLP         Latham & Watkins
919 Third Avenue                            885 Third Avenue - Suite 1000
New York, New York 10022-3852               New York, New York 10022
(212) 715-9100                              (212) 751-4864

J. Michael Schell, Esq.                     Wilson S. Neely, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP    Simpson Thacher & Bartlett
919 Third Avenue New York, New York 10022   425 Lexington Avenue
(212) 735-2000                              New York, New York  10017
                                            (212) 455-2000
                          ---------------------

This statement is filed in connection with (check the appropriate box):

    a.    /X/    The filing of solicitation materials or an information
                 statement subject to Regulation 14A, Regulation 14C or
                 Rule 13e-3(c) under the Securities Exchange Act of 1934.
    b.    / /    The filing of a registration statement under the Securities
                 Act of 1933.
    c.    / /    A tender offer.
    d.    / /    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

                             (cover page continued on the following page)

(continued from cover page)
                        CALCULATION OF FILING FEE

                         Transaction Valuation*       Amount of Filing Fee
                            $409,336,840.00                $81,867.37

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $81,867.37      Filing Party:  The Kroll-O'Gara
                                                             Company

     Form or
     Registration No.:  Schedule 14-A         Date Filed:  December 23, 1999


* For purposes of calculation of the filing fee only. The "Transaction Valuation" amount referred to above is the sum of (i) the product of 22,273,352, the number of outstanding shares of common stock, par value $.01 per share (the "Shares"), of The Kroll-O'Gara Company as of December 21, 1999, and $18, the cash price per Share to be paid in the Mergers (as defined herein), and
     (ii) cash consideration of $8,416,504 to be paid for options
     being surrendered in connection with the Mergers.   In accordance
     with Rule 0-11 under the Securities Exchange Act of 1934, the filing fee is determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50th of one percent.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                             EXPLANATORY NOTE

                 This Rule 13e-3 Transaction Statement (the "Transaction Statement") is being filed by The Kroll-O'Gara Company, an Ohio corporation ("Kroll-O'Gara"), Kroll-O'Gara Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Kroll-O'Gara ("Kroll-O'Gara Holdings"), KER Acquisition, Inc., an Ohio corporation ("KER Acquisition") and an indirect wholly owned subsidiary of Kroll-O'Gara Holdings, Jules B. Kroll, the Chief Executive Officer and Chairman of the Board of Directors of Kroll-O'Gara and President of KER Acquisition, Michael G. Cherkasky, the President and Chief Operating Officer of Kroll Associates, Inc., an indirect wholly owned subsidiary of Kroll-O'Gara and the President of Kroll-O'Gara Holdings, BCP/KROG Merger Corp., a Delaware corporation and a wholly owned subsidiary of BCP/KROG Acquisition Company L.L.C. ("BCP/KROG"), BCP/KROG Acquisition Company L.L.C., a Delaware limited liability company that is 79.76% owned by Blackstone Capital Partners III Merchant Banking Fund L.P., 14.22% owned by Blackstone Offshore Capital Partners III L.P. and 6% owned by Blackstone Family Investment Partnership III L.P. ("BCP/KROG Acquisition Company"), Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership ("Blackstone Capital Partners III"), Blackstone Offshore Capital Partners III L.P., a Cayman Islands exempted limited partnership ("Blackstone Offshore Capital Partners III"), Blackstone Family Investment Partnership III L.P., a Delaware limited partnership
("Blackstone Family Investment Partnership III," and, collectively with Blackstone Capital Partners III and Blackstone Offshore Capital Partners III, the "Blackstone Funds") and Blackstone Management Associates III L.L.C., a Delaware limited liability company and the general partner of each of the Blackstone Funds ("Blackstone Management Associates III"). The Transaction Statement relates to an Agreement and Plan of Mergers, dated as of November 15, 1999 (the "Merger Agreement"), among Kroll-O'Gara, Kroll Electronic Recovery, Inc. (the prior name of Kroll-O'Gara Holdings), KER Acquisition and BCP/KROG. The Merger Agreement contemplates, subject to the satisfaction or waiver of the conditions stated therein, the consummation of the following two mergers:

                 (i) KER Acquisition will merge with and into Kroll-O'Gara (the "Reorganization Merger"), with Kroll-O'Gara surviving the Reorganization Merger, such that Kroll-O'Gara will become an indirect wholly owned subsidiary of Kroll-O'Gara Holdings; and

                 (ii) following the consummation of the Reorganization Merger, BCP/KROG will merge with and into Kroll-O'Gara Holdings (the "Recapitalization Merger" and, together with the Reorganization Merger, the "Mergers") with Kroll-O'Gara Holdings surviving the Recapitalization Merger, such that, subject to the terms and effects of the Merger Agreement, (a) BCP/KROG Acquisition Company will own up to approximately 92.3% of the outstanding shares of common stock, par value $0.01 per share, of Kroll-O'Gara Holdings and (b) Jules B. Kroll, Michael G. Cherkasky, and other members of the management of Kroll-O'Gara and its subsidiaries will own not less than approximately 7.7% of the outstanding shares of common stock, par value $0.01 per share, of Kroll-O'Gara Holdings.

Prior to the Reorganization Merger, Jules Kroll, Michael Cherkasky, other members of the management of Kroll-O'Gara and its subsidiaries and American International Group, Inc. will sell some of their shares of the common stock, par value $0.01 per share, of Kroll-O'Gara (the "Kroll-O'Gara Common Stock") to BCP/KROG Acquisition Company pursuant to a Voting, Sale and Retention Agreement dated as of November 15, 1999 (the "Voting, Sale and Retention Agreement") among BCP/KROG Acquisition Company, Kroll-O'Gara Holdings, the Retaining Shareholders listed therein and the O'Gara Shareholders listed therein. The Merger Agreement, the Mergers and, as applicable, the Voting, Sale and Retention Agreement have been approved by all the parties to the Merger Agreement. The Merger Agreement and the Voting, Sale and
Retention Agreement, which have been filed as Appendix A and Appendix D, respectively, to the preliminary proxy statement on Schedule 14-A of the Kroll-O'Gara Company (the "Proxy Statement"), which is being filed with the Securities and Exchange Commission (the "Commission") in preliminary form on the date hereof, are incorporated herein by reference as Exhibit 17(c)(1)
 hereto and Exhibit 17(c)(2)hereto, respectively.

                 This Transaction Statement is being filed with the Commission pursuant to Rule 13(e)-3 of the Securities Exchange Act of 1934, as amended. The cross-reference sheet below is included herein pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included herein. The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement.

                             CROSS-REFERENCE SHEET

Item in
Schedule 13E-3            Location in Proxy Statement
--------------            ---------------------------------------

Item 1(a) "Notice of Special Meeting of Shareholders," "Summary -- The Companies -- The Kroll-O'Gara Company" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition,
                          Jules B. Kroll and Michael G. Cherkasky -- Kroll-O'Gara."

Item 1(b) "Summary -- The Special Meeting" and "Special Meeting -- Record Date; Quorum; Voting Rights; Proxies -- Record Date."

Item 1(c)                 "Summary -- Market Price and Dividend Information."

Item 1(d) "Summary -- Market Price and Dividend Information" and "The Mergers -- Merger Financing."

Item 1(e)                 "Transactions in Kroll-O'Gara Common Stock."

Item 1(f)                 "Transactions in Kroll-O'Gara Common Stock."

Item 2(a)-(d), (g)        "Summary -- The Companies," "Information About
                          Kroll-O'Gara, Kroll-O'Gara Holdings, KER
                          Acquisition, Jules B. Kroll and Michael G.
                          Cherkasky" and "Information About Blackstone,
                          BCP/KROG Acquisition Company and BCP/KROG."

Item 2(e)-(f)             *

Item 3(a)(1)              "The Voting, Sale and Retention Agreement."

Item 3(a)(2)              "Special Factors -- Background of the Mergers."

Item 3(b)                 "Special Factors -- Background of the Mergers."

Item 4(a) "Summary -- The Mergers," "-- What You Will Receive in the Mergers," "-- Conditions to Completion of the Mergers," "-- Termination of the Merger Agreement" and "-- Termination Fees and Expenses," "Special Factors -- Purpose and Structure of the Mergers" and "-- Accounting Treatment," "The Mergers," "The Merger Agreement" and "The Voting, Sale and Retention Agreement."

Item in
Schedule 13E-3            Location in Proxy Statement
--------------            ---------------------------

Item 4(b) "Summary -- The Mergers," "-- What You Will Receive in the Mergers" and "-- Interests of Certain Persons; Conflicts of Interest," "Special Factors -- Background of the Mergers," "-- Purpose and Structure of the Mergers," "-- Interests of Certain Persons; Conflicts of Interests," "-- Effects of the Mergers," "-- Operations of Kroll-O'Gara Holdings After the Mergers" and "-- Delisting and Deregistration," "The Mergers -- Merger Consideration" and "-- Treatment of Options," "The Voting, Sale And Retention Agreement," "The Stockholders' Agreement" and "Description of Kroll-O'Gara Capital Stock."

Item 5(a)                 *

Item 5(b) Amendment No. 2 to the Annual Report on Form 10-K/A of Kroll-O'Gara (the "10-K/A") for the year ended December 31, 1999 under the caption "-- Business -- Discontinued Operations" and "Where You Can Find More Information -- Kroll-O'Gara Documents Incorporated by Reference."

Item 5(c) "Summary -- Interests of Certain Persons; Conflicts of Interests," "Special Factors -- Interests of Certain Persons; Conflicts of Interests,"
                          "-- Severance Agreements," "-- Employment
                          Agreements" and "The Mergers -- Board of Directors and Executive Officers of Kroll-O'Gara Holdings Following the Mergers."

Item 5(d) "Summary -- Sources and Uses of Funds," "-- Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information" and "-- Market Price and Dividend Information," "Special Factors
                          -- Effects of the Mergers" and "-- Operations of Kroll-O'Gara Holdings After the Mergers," "The Mergers -- Merger Financing," "-- Unaudited Pro Forma Condensed Consolidated Financial Information," "Comparison of the Rights of Holders of Kroll-O'Gara Common Stock and Kroll-O'Gara Holdings Common Stock" and "Description of Kroll-O'Gara Holdings Capital Stock."

Item 5(e)                 "Special Factors -- Effects of the Mergers."

Item 5(f)-(g)             "Special Factors -- Delisting and Deregistration."

Item in
Schedule 13E-3            Location in Proxy Statement
--------------            ---------------------------

Item 6(a)                 "Summary -- Sources and Use of Funds" and
                          "-- Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information," "The Mergers -- Merger Financing" and "Unaudited Pro Forma Condensed Consolidated Financial Information."

Item 6(b)                 "The Mergers -- Merger Financing -- Overview."

Item 6(c) "The Mergers -- Merger Financing -- Senior Subordinated Notes," "-- New Senior Credit Facility" and "-- Arrangements to Repay Debt."

Item 6(d)                 *

Item 7(a) "Summary -- Reasons for the Mergers; Recommendations to Shareholders," "Special Factors -- Background of the Mergers," "-- Purpose and Structure of the Mergers" and "-- Reasons for the Mergers; Recommendation to Shareholders."

Item 7(b)                 "Special Factors -- Background of the Mergers."

Item 7(c) "Summary -- Reasons for the Mergers; Recommendations to Shareholders," "Special Factors -- Background of the Mergers," "-- Purpose and Structure of the Mergers" and "-- Reasons for the Mergers; Recommendations to Shareholders."

Item 7(d) "Summary -- The Mergers," "-- What You Will Receive in the Mergers," "-- Material Federal Income Tax Consequences" and "-- Interests of Certain Persons; Conflicts of Interests," "Special Factors -- Purpose and Structure of the Mergers," "-- Reasons for the Mergers; Recommendations to Shareholders," "--Interests of Certain Persons; Conflicts of Interests," Certain Effects of the Mergers"
                          "-- Operations of Kroll-O'Gara Holdings After the Mergers," "-- Delisting and Deregistration" and
                          "-- Material Federal Income Tax Consequences."

Item in
Schedule 13E-3            Location in Proxy Statement
--------------            ---------------------------

Item 8(a) "Summary -- Procedural and Substantive Fairness" and -- "Opinion of Financial Advisor" and "Special Factors -- Background of the Mergers," "-- Purpose and Structure of the Merger" and "-- Reasons for the Mergers; Recommendations to Shareholders."

Item 8(b) "Summary -- Reasons for the Mergers; Recommendations to Shareholders" and "-- Opinion of Financial Advisor," "Special Factors -- Reasons for the Mergers; Recommendations to Shareholders" and
                          "-- Opinion of Financial Advisor."

Item 8(c) "Questions and Answers About the Mergers -- What Vote is Required to Approve the Merger Agreement," "Summary -- Shareholder Vote Required" and "The Special Meeting -- Record Date; Quorum; Voting Rights; Proxies -- Proxies."

Item 8(d) "Summary -- Opinion of Financial Advisor" and "Special Factors -- Background of the Mergers,"
                          "-- Reasons for the Mergers; Recommendation to Shareholders" and "-- Opinion of Financial Advisor."

Item 8(e) "Special Factors -- Background of the Mergers" and "-- Reasons for the Mergers; Recommendation to Shareholders."

Item 8(f)                 *

Item 9(a)-(c) "Summary -- Opinion of Financial Advisor," "Special Factors -- Background of the Mergers" and "-- Opinion of Financial Advisor."

Item 10(a)                "Security Ownership of Five Percent Beneficial
                          Owners and Management."

Item 10(b)                *

Item 11                   "The Voting, Sale and Retention Agreement."

Item in
Schedule 13E-3            Location in Proxy Statement
--------------            ---------------------------

Item 12(a) "Summary -- The Mergers," "--Interests of Certain Persons; Conflicts of Interests" and "--Percentage of Shares Held by Directors and Executive Officers," "Special Meeting -- Other Information," "Special Factors -- Purpose and Structure of the Mergers" and "-- Interests of Certain Persons; Conflicts of Interest," "The Mergers -- Merger Consideration" and "Voting, Sale and Retention Agreement."

Item 12(b) "Special Factors -- Background of the Mergers," "-- Reasons for the Mergers; Recommendations to Shareholders" and "The Voting, Sale and Retention Agreement."


Item 13(a) "Summary -- Dissenter's and Appraisal Rights" and "The Mergers -- Dissenter's and Appraisal Rights."

Item 13(b)-(c)            *

Item 14 (a)               The 10-K/A and Form 10-K (with respect to the
                          financial data contained therein), which is incorporated by reference in the Proxy Statement, the Quarterly Report on Form 10-Q of
                          Kroll-O'Gara for the period ended September 30, 1999
                          (with respect to the financial data contained therein), which is incorporated by reference in the Proxy Statement, and "Summary --
                          Selected Historical and Unaudited Pro Forma Condensed
                          Consolidated Financial Information."

Item 14(b) "Summary -- Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information."

Item 15(a)                *

Item 15(b) "Special Meeting -- Solicitation of Proxies" and "-- Record Date; Quorum; Voting Rights; Proxies."

Item 16                   *

Item 17(a) Commitment Letter dated November 12, 1999, from The Chase Manhattan Bank and Chase Securities Inc. to BCP/KROG Acquisition Company L.L.C. (filed herewith).

Item in
Schedule 13E-3            Location in Proxy Statement
--------------            ---------------------------

Item 17(b)(1) Opinion dated November 14, 1999 of Bear, Stearns & Co. Inc. (hereby incorporated herein by reference to Appendix B to the Proxy Statement).

Item 17(b)(2) Written Board Presentation Materials dated November 14, 1999 prepared by Bear, Stearns & Co. Inc.

Item 17(c)(1)             Agreement and Plan of Mergers, dated November
                          15, 1999, among The Kroll-O'Gara Company, Kroll Electronic Recovery, Inc., KER Acquisition, Inc. and BCP/KROG Merger Corp. (hereby incorporated herein by reference to Appendix A to the Proxy Statement).

Item 17(c)(2) Voting, Sale and Retention Agreement, dated as of November 15, 1999, among BCP/KROG Acquisition Company L.L.C., Kroll Electronic Recovery, Inc., the Retaining Shareholders listed therein and the O'Gara Shareholders listed therein (hereby incorporated herein by reference to Appendix D to the Proxy Statement).

Item 17(c)(3) Form of Stockholders' Agreement to be entered into among Kroll-O'Gara Holdings, Inc., BCP/KROG Acquisition Company L.L.C., and the Management Stockholders listed therein (hereby incorporated herein by reference to Appendix G to the Proxy Statement).

Item 17(d)                Proxy Statement of the Kroll-O'Gara
                          Company filed with the Securities and Exchange Commission on December 23, 1999.

Item 17(e)(1) Summary of Dissenter's Rights Under Ohio General Corporate Law (hereby incorporated herein by reference to Appendix C-1 to the Proxy Statement).

Item 17(e)(2) Summary of Appraisal Rights Under Delaware General Corporate Law (hereby incorporated herein by reference to Appendix C-2 to the Proxy Statement).

Item 17(f)                *

                               ________________

 *The Item indicated by the asterisk is inapplicable or the answer thereto is in the negative.

                      SECTION 13E-3 TRANSACTION STATEMENT


Item 1.          Issuer and Class of Security Subject to the Transaction

(a) The information set forth on the cover page of the Proxy Statement, in the "Notice of Special Meeting of Shareholders" and under the captions "Summary -- The Companies -- The Kroll O'Gara Company" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll and Michael G. Cherkasky -- Kroll-O'Gara" is hereby incorporated herein by reference.

(b) The information set forth on the cover page to the Proxy Statement and under the captions
                          "Summary -- The Special Meeting" and "Special
                          Meeting -- Record Date; Quorum; Voting Rights; Proxies -- Record Date" is hereby incorporated herein by reference.

(c)                       The information set forth in the Proxy
                          Statement under the caption "Summary --
                          Market Price and Dividend Information" is hereby incorporated herein by reference.

(d)                       The information set forth in the Proxy
                          Statement under the captions "Summary --
                          Market Price and Dividend Information" and "The Mergers -- Merger Financing" is hereby incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption "Transactions in
                          Kroll-O'Gara Common Stock" is hereby incorporated herein by reference.

(f) The information set forth in the Proxy Statement under the caption "Transactions in
                          Kroll-O'Gara Common Stock" is hereby incorporated herein by reference.

Item 2.          Identity and Background

                          This Statement is filed jointly by Kroll-O'Gara (the issuer of the securities which are the subject of the Rule 13e-3 transaction), Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky, BCP/KROG, BCP/KROG Acquisition Company, the Blackstone Funds and Blackstone Management
                          Associates III (collectively, the "Filers").

(a)-(d), (g)              The information set forth in the Proxy Statement
                          under the captions "Summary -- The
                          Companies," "Information About Kroll-O'Gara, Kroll-
                          O'Gara Holdings, KER Acquisition, Jules B. Kroll and
                          Michael G. Cherkasky" and "Information About
                          Blackstone, BCP/KROG Acquisition Company and
                          BCP/KROG" is hereby incorporated herein by reference.

(e)-(f) None of the Filers or any executive officer, director or person controlling any of the Filers has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.          Past Contacts, Transactions or Negotiations

(a)(1) Not applicable. The Filers note, however, the information set forth in the Proxy Statement under the caption "The Voting, Sale and Retention Agreement."

(a)(2)                    The information set forth in the Proxy
                          Statement under the caption "Special
                          Factors -- Background of the Mergers" is hereby incorporated herein by reference.

(b)                       The information set forth in the Proxy
                          Statement under the caption "Special

                          Factors -- Background of the Mergers" is hereby incorporated herein by reference.

Item 4.          Terms of the Transaction

(a)                       The information set forth in the Proxy
                          Statement under the captions "Summary --
                          The Mergers," "-- What You Will Receive in the Mergers," "-- Conditions to Completion of the Mergers," "-- Termination of the Merger Agreement" and "-- Termination Fees and Expenses," "Special Factors -- Purpose and Structure of the Mergers" and " -- Accounting Treatment," "The Mergers," "The Merger Agreement" and "The Voting Sale and Retention Agreement" is hereby incorporated herein by reference.

(b)                       The information set forth in the Proxy
                          Statement under the captions "Summary --
                          The Mergers," "-- What You Will Receive in the Mergers" and "-- Interests of Certain Persons; Conflicts of Interest," "Special Factors -- Background of the Mergers," "-- Purpose and Structure of the Mergers," "-- Interests of Certain Persons; Conflicts of Interests," "-- Effects of the Mergers," " -- Operations of Kroll-O'Gara Holdings after the Mergers" and "-- Delisting and Deregistration," "The Mergers -- Merger Consideration" and "-- Treatment of Options," "The Voting, Sale And Retention Agreement," "The Stockholders' Agreement" and "Description of Kroll-O'Gara Holdings Capital Stock" is hereby incorporated herein by reference.

Item 5.          Plans or Proposals of the Issuer or Affiliate

(a)                       Not applicable.

(b)                       The information set forth in the 10-K/A under the
                          caption "-- Business   Discontinued Operations"
                          (regarding the possible sale of the Voice and Data Communications Group), which 10-K/A is incorporated by reference in the Proxy Statement, is hereby incorporated herein by reference.

(c)                       The information set forth in the Proxy
                          Statement under the captions "Summary --
                          Interests of Certain Persons; Conflicts of
                          Interest," "Special Factors -- Interests of Certain Persons; Conflicts of Interest,"
                          "-- Severance Agreements," "-- Employment
                          Agreements" and "The Mergers -- Board of Directors and Executive Officers of Kroll-O'Gara Holdings Following the Mergers" is hereby incorporated herein by reference.

(d)                       The information set forth in the Proxy
                          Statement under the captions "Summary --
                          Sources and Uses of Funds," "-- Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information" and "-- Market Price and Dividend Information," "Special Factors -- Effects of the Mergers" and " -- Operations of Kroll-O'Gara Holdings After the Mergers," "The Mergers -- Merger Financing," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Comparison of the Rights of Holders of Kroll-O'Gara Common Stock and Kroll-O'Gara Holdings Common Stock" and "Description of Kroll-O'Gara Holdings Capital Stock" is hereby incorporated herein by reference.

(e)                       The information set forth in the Proxy
                          Statement under the caption "Special
                          Factors -- Effects of the Mergers" is hereby incorporated herein by reference.

(f)-(g)                   The information set forth in the Proxy
                          Statement under the caption "Special
                          Factors -- Delisting and Deregistration" is hereby incorporated herein by reference.

Item 6.          Source and Amounts of Funds or Other Consideration

(a)                       The information set forth in the Proxy
                          Statement under the captions "Summary --
                          Sources and Uses of Funds" and " -- Selected
                          Historical and Unaudited Pro Forma Condensed
                          Consolidated Financial Information," "The Mergers -- Merger Financing," and "Unaudited Pro Forma Condensed Consolidated Financial Information" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "The Mergers -- Merger
                          Financing -- Overview" is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "The Mergers -- Merger Financing -- Senior Subordinated Notes," "-- New Senior Credit Facility" and "-- Arrangements to Repay Debt" is hereby incorporated herein by reference.

(d)                       Not applicable.

Item 7.          Purpose(s), Alternatives, Reasons and Effects

(a)                       The information set forth in the Proxy
                          Statement under the captions "Summary --
                          Reasons for the Mergers; Recommendations to Shareholders," "Special Factors -- Background of the Mergers," "-- Purpose and Structure of the Mergers" and "-- Reasons for the Mergers; Recommendations to Shareholders" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "Special Factors --
                          Background of the Mergers" is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Summary -- Reasons for the Mergers; Recommendations to Shareholders," "Special Factors -- Background of the Mergers," "-- Purpose and Structure of the Mergers" and "-- Reasons for the Mergers; Recommendations to Shareholders" is hereby incorporated herein by reference.

(d)                       The information set forth in the Proxy
                          Statement under the captions "Summary --
                          The Mergers," "-- What You Will Receive in the Mergers," "-- Material Federal Income Tax Consequences" and "-- Interests of Certain Persons; Conflicts of Interests" and "Special Factors -- Purpose and Structure of the Mergers," "-- Reasons for the Mergers; Recommendations to Shareholders,"

                          "-- Interests of Certain Persons; Conflicts of Interests," "-- Certain Effects of the Mergers," "-- Operations of Kroll-O'Gara Holdings After the Mergers," "-- Delisting and Deregistration" and "-- Material Federal Income Tax Consequences" is hereby incorporated herein by reference.

Item 8.          Fairness of the Transaction

(a)                       The information set forth in the Proxy
                          Statement under the captions "Summary --
                          Procedural and Substantive Fairness" and
                          "-- Opinion of Financial Advisor," "Special Factors -- Background of the Mergers," "-- Purpose and Structure of the Mergers" and "-- Reasons for the Mergers; Recommendations to Shareholders" is hereby incorporated herein by reference.

(b)                       The information set forth in the Proxy
                          Statement under the captions "Summary --
                          Reasons for the Mergers; Recommendations to Shareholders" and "-- Opinion of Financial Advisor" and "Special Factors -- Reasons for the Mergers; Recommendations to Shareholders" and "-- Opinion of Financial Advisor" is hereby incorporated herein by reference.

(c) The mergers are not structured so that approval of at least a majority of unaffiliated security holders is required. In addition, the information set forth in the Proxy Statement under the captions
                          "Questions and Answers About the Mergers -- What Vote is Required to Approve the Merger Agreement," "Summary -- Shareholder Vote Required" and "The Special Meeting -- Record Date; Quorum; Voting Rights; Proxies -- Proxies" is hereby incorporated herein by reference.

(d) A Special Committee of the Board of Directors, a majority of which the directors who are not employees of Kroll-O'Gara, retained Skadden, Arps, Slate, Meagher & Flom LLP, as its counsel to act solely on behalf of the unaffiliated holders of the Kroll-O'Gara Common Stock for the purposes of advising the Special Committee and negotiating certain terms of the Merger Agreement, the Mergers and certain related provisions of the Voting, Sale and Retention Agreement. In connection therewith, the Special Committee retained Bear, Stearns & Co. Inc. to act as its financial advisor. In addition, the information in the Proxy Statement under the captions "Summary -- Opinion of Financial Advisor" and "Special Factors -- Background of the Mergers," "-- Reasons for the Mergers; Recommendations to Shareholders" and "-- Opinion of Financial Advisor" is hereby incorporated herein by reference.

(e) The Merger Agreement and the Mergers were unanimously approved by the Special Committee and approved by the Board of Directors of Kroll-O'Gara, including by a majority of the Board of Directors who are not employees of Kroll-O'Gara. In addition, the information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Mergers" and "-- Reasons for the Mergers; Recommendations to Shareholders" is hereby incorporated herein by reference.

(f)                       Not applicable.

Item 9.          Reports, Opinions, Appraisals and Certain Negotiations

(a)-(c)                   The information set forth in the Proxy
                          Statement under the captions "Summary --
                          Opinion of Financial Advisor," "Special Factors
                          -- Background of the Mergers" and "-- Opinion of Financial Advisor" is hereby incorporated herein by reference.

Item 10.                  Interest in Securities of the Issuer

(a)                       The information set forth in the Proxy
                          Statement under the caption "Security
                          Ownership of Five Percent Beneficial Owners And Management" is hereby incorporated herein by reference.

(b)                       None.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

                          The information set forth in the Proxy
                          Statement under the caption "The Voting, Sale And Retention Agreement" is hereby incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction

(a)                       The information set forth in the Proxy
                          Statement under the captions "Summary --
                          The Mergers," "--Interests of Certain Persons; Conflicts of Interests" and "--Percentage of Shares Held by Directors and Executive Officers," "Special Meeting -- Other Information," "Special Factors -- Purpose and Structure of the Mergers" and "-- Interests of Certain Persons; Conflicts of Interest," "The Mergers -- Merger Consideration" and "The Voting, Sale and Retention Agreement" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Special Factors --
                          Background of the Mergers," "--Reasons for the Mergers; Recommendations to Shareholders" and "The Voting, Sale and Retention Agreement" is hereby incorporated herein by reference.

Item 13.                  Other Provisions of the Transaction

(a)                       The information set forth in the Proxy
                          Statement under the captions "Summary --
                          Dissenter's and Appraisal Rights" and "The Mergers -- Dissenter's and Appraisal Rights" is hereby incorporated herein by reference.

(b)-(c)                   Not applicable.

Item 14.                  Financial Information

(a) The 10-K/A (with respect to the financial data contained therein), which is incorporated by reference in the Proxy Statement, the Quarterly Report on Form 10-Q of Kroll-O'Gara for the period ended September 30, 1999 (with respect to the financial data contained therein), which is incorporated by reference in the Proxy Statement, and the information set forth in the Proxy Statement under the caption
                          "Summary -- Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information" are hereby incorporated herein by reference.

(b)                       The information set forth in the Proxy
                          Statement under the caption "Summary --
                          Selected Historical and Unaudited Pro Forma
                          Condensed Consolidated Financial Information" is hereby incorporated herein by reference.

Item 15.                  Persons and Assets Employed, Retained or Utilized

(a)                       Not Applicable.

(b) The information set forth in the Proxy Statement under the caption "Special Meeting --
                          Solicitation of Proxies" and "-- Record Date; Quorum; Voting Rights; Proxies" is hereby incorporated herein by reference.

Item 16.                  Additional Information

                          Not applicable.

Item 17.                  Material to Be Filed as Exhibits

(a) Commitment Letter dated November 12, 1999, from The Chase Manhattan Bank and Chase Securities Inc. to BCP/KROG Acquisition Company L.L.C. (filed herewith).

(b)(1) Opinion dated November 14, 1999 of Bear, Stearns & Co. Inc. (hereby incorporated herein by reference to Appendix B to the Proxy Statement).

(b)(2) Written Board Presentation Materials dated November 14, 1999 prepared by Bear, Stearns & Co. Inc. (Filed herewith).

(c)(1) Agreement and Plan of Mergers, dated as of November 15, 1999, among The Kroll-O'Gara Company, Kroll Electronic Recovery, Inc., KER Acquisition, Inc. and BCP/KROG Merger Corp. (hereby incorporated herein by reference to Appendix A to the Proxy
                          Statement).

(c)(2) Voting, Sale and Retention Agreement, dated as of November 15, 1999, among BCP/KROG Acquisition Company L.L.C., Kroll Electronic Recovery, Inc., the Retaining Shareholders listed therein and the O'Gara Shareholders listed therein (hereby incorporated herein by reference to Appendix D to the Proxy Statement).

(c)(3) Form of Stockholders' Agreement to be entered among Kroll-O'Gara Holdings Inc., BCP/KROG Acquisition Company L.L.C. and the Retaining Stockholders listed therein (hereby incorporated herein by reference to Appendix G to the Proxy Statement).

(d)                       Proxy Statement of The Kroll-O'Gara
                          Company filed with the Securities and Exchange Commission on December 23, 1999 (hereby incorporated herein by reference).

(e)(1) Summary of Dissenter's Rights Under Ohio General Corporation Law (hereby incorporated by reference to Appendix C-1 to the Proxy Statement).

(e)(2) Summary of Appraisal Rights Under Delaware General Corporation Law (hereby incorporated by reference to Appendix C-2 to the Proxy Statement).

(f)                       Not applicable.

                                  SIGNATURES

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  THE KROLL-O'GARA COMPANY


                                  By: /s/ NAZZARENO E. PACIOTTI
                                     Name:  Nazzareno E. Paciotti
                                     Title:  Chief Financial Officer


                                  KROLL-O'GARA HOLDINGS, INC.


                                  By: /s/ NAZZARENO E. PACIOTTI
                                     Name:  Nazzareno E. Paciotti
                                     Title:  Vice President, Treasurer and
                                             Chief Financial Officer


                                  KER ACQUISITION, INC.


                                  By: /s/ STEVEN SHARPE
                                     Name:  Steven Sharpe
                                     Title:  Vice President, Treasurer
                                               and Secretary


                                  JULES B. KROLL


                                  /s/ JULES B. KROLL


                                  MICHAEL G. CHERKASKY


                                 /s/ MICHAEL G. CHERKASKY


Dated:  December 23, 1999

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  BCP/KROG MERGER CORP.


                                  By: /s/ ROBERT L. FRIEDMAN
                                     Name:   Robert L. Friedman
                                     Title:  President


                                  BCP/KROG ACQUISITION COMPANY L.L.C.

                                  By:  Blackstone Capital Partners III
                                       Merchant Banking Fund L.P., as sole
                                       member

                                       By:  Blackstone Management Associates
                                            III L.L.C., its general partner


                                       By: /s/ ROBERT L. FRIEDMAN
                                          Name:  Robert L. Friedman
                                          Title: Member


                                  BLACKSTONE CAPITAL PARTNERS III MERCHANT
                                  BANKING FUND L.P.

                                  By:  Blackstone Management Associates III
                                       L.L.C., its general partner


                                       By: /s/ ROBERT L. FRIEDMAN
                                           Name:  Robert L. Friedman
                                           Title: Member

Dated:  December 23, 1999

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  BLACKSTONE OFFSHORE CAPITAL PARTNERS III
                                  L.P.

                                  By:  Blackstone Management Associates III
                                       L.L.C., its general partner


                                       By: /s/ ROBERT L. FRIEDMAN
                                          Name:  Robert L. Friedman
                                          Title: Member


                                  BLACKSTONE FAMILY INVESTMENT PARTNERSHIP
                                  III L.P.

                                  By:  Blackstone Management Associates III
                                       L.L.C., its general partner


                                       By: /s/ ROBERT L. FRIEDMAN
                                          Name:  Robert L. Friedman
                                          Title: Member


                                  BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.


                                  By: /s/ ROBERT L. FRIEDMAN
                                     Name:  Robert L. Friedman
                                     Title: Member

Dated:  December 23, 1999

                                 EXHIBIT INDEX


Exhibit
Number                   Exhibit

(a) Commitment Letter dated November 12, 1999, from The Chase Manhattan Bank and Chase Securities Inc. to BCP/KROG Acquisition Company L.L.C. (filed herewith).

(b)(1) Opinion dated November 14, 1999 of Bear, Stearns & Co. Inc. (hereby incorporated herein by reference to Appendix B to the Proxy Statement).

(b)(2) Written Board Presentation Materials dated November 14, 1999 prepared by Bear, Stearns & Co. Inc. (filed herewith).

(c)(1) Agreement and Plan of Mergers, dated as of November 15, 1999, among the Kroll-O'Gara Company, Kroll Electronic Recovery, Inc., KER Acquisition, Inc. and BCP/KROG Merger Corp. (hereby incorporated herein by reference to Appendix A to the Proxy
                         Statement).

(c)(2) Voting, Sale and Retention Agreement, dated as of November 15, 1999, among BCP/KROG Acquisition Company L.L.C., Kroll Electronic Recovery, Inc. and Retaining Shareholders listed therein and the O'Gara Shareholders listed therein (hereby incorporated herein by reference to Appendix D to the Proxy Statement).

(c)(3) Form of Stockholders' Agreement to be entered into among Kroll-O'Gara Holdings, Inc., BCP/KROG Acquisition Company L.L.C. and the Management Stockholders listed therein (hereby incorporated herein by reference to Appendix G to the Proxy Statement).

(d)                      Proxy Statement of the Kroll-O'Gara
                         Company filed with the Securities Exchange
                         Commission on December 23, 1999 (hereby
                         incorporated herein by reference).

(e)(1) Summary of Dissenter's Rights Under Ohio General Corporation Law (hereby incorporated by reference to Appendix C-1 to the Proxy Statement).

(e)(2) Summary of Appraisal Rights Under Delaware General Corporation Law (hereby incorporated by reference to Appendix C-2 to the Proxy Statement).

(f)                      Not applicable.











































                                      ii